February 5, 2002

The Board of Directors
Organic Soils.Com, Inc.
300 East 54th Avenue, Suite 200
Anchorage, Alaska 99518

Gentlemen:

     I have been retained by, Organic Soil.Com, Inc. (Organic Soils), in connection with the Registration Statement on Form SB-2 filed by Organic Soils with the Securities and Exchange Commission (the "Registration Statement") relating to 160,000 shares of common stock, par value $0.001 per share. You have requested that I render an opinion as to whether the common stock as proposed to be issued on the terms set forth in the Registration Statement will be validly issued, fully paid and non-assessable.

     In connection with this engagement, I have examined the following:

          1.   the articles of incorporation of Organic Soils;

          2.   the Registration Statement;

          3.   the bylaws of Organic Soils; and

          4.   unanimous consents of the board of directors.

     I have examined such other corporate records and documents and have made such other examinations as we deemed relevant.

     Based upon the above examination, I am of the opinion that the shares of common stock proposed to be issued pursuant to the Registration Statement, are validly authorized and, when issued in accordance with the terms set forth in the Registration Statement, will be validly issued, fully paid, and non-assessable.

      I hereby consent to being named in the Prospectus included in the Registration Statement as having rendered the foregoing opinion and as having represented Organic Soils in connection with the Registration Statement.

                              Sincerely yours,

                              /s/ Peter R. Chernik

                              PETER R. CHERNIK